Auryn Resources Announces US$8.5 Million Financing

Vancouver, British Columbia – March 13, 2018 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG, “Auryn” or the “Company”) announces that it has entered into an agreement dated March 13, 2018 with Cantor Fitzgerald Canada Corporation (“CFCC”), as bookrunner and lead underwriter, on behalf of itself and a syndicate of underwriters (collectively, the “Underwriters”) to purchase, on a bought deal basis, 5,230,770 common shares of the Company (the “Offered Shares”) at the price of US$1.30 per Offered Share (the “Issue Price”) for aggregate gross proceeds of approximately US$6.8 million (the “Offering”). In addition, the Company plans to complete a concurrent private placement of flow-through common shares for proceeds of up to US$1.7 million, as described below.

In addition, the Company has agreed to grant to the Underwriters an over-allotment option (the “Over-Allotment Option”) exercisable, in whole or in part, in the sole discretion of the Underwriters to purchase up to an additional 784,615 Offered Shares at the Issue Price for a period of up to 30 days after the closing of the Offering for potential additional gross proceeds to the Company of up to approximately US$1.02 million. The Company has agreed to pay the Underwriters a cash commission equal to 6% of the gross proceeds of the Offering, including proceeds received from the exercise of the Over-Allotment Option.

CFCC is acting as the sole book-running manager for the Offering. The Offering will be made in the United States through CFCC’s U.S. affiliate, Cantor Fitzgerald & Co.

The Company plans to concurrently conduct a private placement financing involving the sale of up to 955,384 flow-through common shares of the Company (the “Flow-Through Shares”) at a 40% premium to the Issue Price (the “FT Share Issue Price”) for anticipated proceeds of up to US$1.7 million. In the event the Over-Allotment Option is exercised, up to an additional 98,077 Flow-Through Shares may be issued under the concurrent private placement. It is anticipated that the Flow-Through Shares will be initially purchased by certain private investors who will commit to resell the Flow-Through Shares to Goldcorp Inc. Under the terms of the January 2017 Investor Rights and Obligations Agreement between Goldcorp and Auryn, Goldcorp is entitled to, among other things, participate in any subsequent offering in order to maintain up to a 12.5% interest in the Company. The Flow-Through Shares will be offered in Canada pursuant to available prospectus exemptions and will be subject to a four month hold period in Canada. The Flow-Through Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and will not be offered or sold in the United States. The bought deal Offering is not conditional on the sale of the Flow-Through Shares. Except for certain non-material Canadian tax benefits available for investors in the Flow Through Shares, these shares are identical in all respects to common shares.

The Offering is expected to close on or about March 23, 2018 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the NYSE American stock exchange. Proceeds of the Offering are anticipated to be used for (i) drilling and exploration at the Company’s principal mineral projects, Committee Bay and Homestake Ridge; (ii) continuation of exploration programs at Huilacollo and Sombrero in Peru, (iii) general corporate purposes, and (iv) working capital requirements.

The Offered Shares will be offered by way of a short form prospectus in the provinces of British Columbia, Alberta and Ontario, and will be offered in the United States pursuant to a prospectus filed as part of a registration statement under the Canada/U.S. multi-jurisdictional disclosure system. A registration statement on Form F-10 relating to these securities has been filed with the United States Securities and Exchange Commission (the “SEC”) but has not yet become effective. The securities may not be sold nor may offers to buy be accepted in the United States prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Offered Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. The Offered Shares have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the prospectus or the registration statement.

The preliminary short form prospectus is available on SEDAR at www.sedar.com. The registration statement on Form F-10, including the U.S. form of the preliminary short form prospectus, is available on the SEC’s website at www.sec.gov. Alternatively, a written prospectus relating to the Offering may be obtained upon request by contacting the Company or Cantor Fitzgerald Canada Corporation in Canada, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com; or Cantor Fitzgerald & Co. in the United States, Attention: Equity Capital Markets, 110 East 59th Street, New York, New York, 10022, telephone: (212) 829-7122.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

“Shawn Wallace”
President and CEO of Auryn Resources Inc.

For further information on Auryn Resources Inc., please contact Jay Adelaar, Vice-President of Investor Relations at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold project’s located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with completion of financings, access to capital, exploration of the Company’s projects and improved trading liquidity. These statements include expectations about the likelihood of completion of the Offering, the amount of funds to be raised, the use of proceeds of the Offering, and the ability of the Company to secure required Canadian and US regulatory and stock exchange acceptances for the Offering. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2016 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Disclaimer

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.